May 17, 2012

Laura E. Flores
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC   20004

Re: KraneShares Trust
        File Numbers: 333-180870 and 811-22698

Dear Ms. Flores:

        We have reviewed the registration statement on Form N-1A of KraneShares Trust
(the "Trust") filed on April 20, 2012, under the Securities Act of 1933 (the "1933 Act")
and the Investment Company Act of 1940 (the "1940 Act"). The Trust has one new
series, KraneShares Dow Jones China Select Dividend ETF (the "Fund"), an exchange-
traded fund.

        Our comments are set forth below. The captions we use below correspond to the
captions the Trust uses in its registration statement.

General Comments

        1. We note that portions of the disclosure have been left blank. We expect to have
further comments when you supply the omitted information in a pre-effective
amendment, or on disclosure made in response to this letter, or on exhibits added in a pre-
effective amendment.

        2. Please supply the undersigned with copies of your exemptive application and
any no-action requests the Trust has submitted, or will submit, in connection with
registration of its shares. Please inform the undersigned whether the Trust intends to rely
on an existing exemptive order for its exchange-traded fund (ETF) structure and, if so,
provide the 1940 Act Release number and date of the order. If the Trust intends to file an
application for an exemptive order, the application process may result in additional
disclosure beyond what is requested in this letter.

        3. Please review and revise the prospectus where necessary so as to conform to
the Commission's plain English requirements of Rule 421 under Regulation C under the
1933 Act. *See* Office of Investor Education and Assistance, U.S. Securities and
Exchange Commission, <u>A Plain English Handbook</u> (1998).

4. All registrants are reminded of their obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

Prospectus

FUND SUMMARY

Fees and Expenses of the Fund, Page 1

5. Please confirm that there will be no "Acquired Fund Fees and Expenses."

Principal Investment Strategies of the Fund, Pages 1-2

6. Will the Fund use the Underlying Index as its principal benchmark index? If so, please explain in your letter responding to these comments how the Underlying Index meets the definition for an "appropriate broad-based securities market index" as set forth in Instruction 5 to Item 27(b)(7) of Form N-1A.

7. Please inform the staff in your response letter as to how long the Underlying Index has existed and whether it is widely used and consulted by investors.

8. Disclose how often the Underlying Index can be changed. Disclose whether the Underlying Index is re-balanced at set intervals, such as every six months.

9. (a) What is meant by calling the Underlying Index an "unmanaged dividend yield-based" index? (b)   Is the Underlying Index only a composite of two indices: the Dow Jones China Offshore Total Stock Market Index and the Dow Jones Hong Kong Total Stock Market Index? (c) Are these two indices also "unmanaged"? Please clarify the disclosure with respect to these questions.

10. If the Fund is relying on an exemptive order, will the use of such a combined or composite Underlying Index require an amendment of the order?

11. The last paragraph in this section indicates that the Fund may invest up to 20% of its assets in investments that the Adviser believes will help the Fund track the Underlying Index, but the only examples of such investments provided are securities not in the Underlying Index, cash or cash equivalents, and money market funds. Given this language, please confirm in your response letter that the Fund will confine itself to long positions only and that the Fund will not invest in swaps, options, futures and forward contracts, or derivatives.

12. Does the Fund also have a policy of investing at least 80% of its net assets, plus any borrowings for investment purposes, in companies that pay dividends?

Principal Risks, Pages 2 to 5

13. The absence of any discussion of the risks of fixed income securities, including "high yield" securities or "junk bonds" or of derivatives, options, futures, and swaps implies that neither the Fund nor the Underlying Index invest in such instruments. Please confirm in your response letter that this is the case.

Management

Investment Adviser and Sub-Adviser, Page 5

14. Delete the second paragraph. This information should be moved to the discussion of the Fund's management in the prospectus on page 14.

Additional Information About The Fund

Additional Investment Objective, Principal Investment Strategies and Principal Risks, Pages 7 to 14

15. Provide more disclosure about the Underlying Index. Please describe in this section as of the most recent rebalance date (a) the average market capitalization; (b) whether the index is currently (or has recently been) concentrated in any industry or industries; (c) the number of issuers in the index; and (d) where more information can be found about the index, including the identities of all the companies that comprise the index. We may have further comments based on your response and your completion of this section.

Investments by Registered Investment Companies, Page 16

16. Why is this section placed in brackets?

Statement of Additional Information

INVESTMENT POLICIES, TECHNIQUES AND RISK FACTORS, Pages 1 to 14

17. Some investments and investment practices described here are not mentioned in the prospectus. To the extent that the Fund intends to engage in such investments and practices so that they might materially affect the performance of the Fund or the decision of an investor to purchase Fund shares, such investments and practices, and their accompanying risks, should be discussed in the prospectus.

Non-Fundamental Policies, **Page 17**

18. Include an operating policy that the Fund will not purchase illiquid securities if, as a result of such purchase, more than 15 percent of its net assets would consist of illiquid investments.

Members of the Board and Officers of the Trust, page 19

19. The trustees and officers of the Trust, including the requisite number of disinterested trustees, should be furnished by pre-effective amendment.

*   *   *

Notwithstanding our comments, please furnish a letter acknowledging that:

> The Trust and the Fund are responsible for the adequacy and accuracy of the disclosure in the filings;

> should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

> the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust and the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings; and

> the Trust and the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation that those requesting acceleration are aware of their respective responsibilities.

Please respond to this letter in the form of a pre-effective amendment. Please respond to all comments in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. The staff may have further comments after reviewing your responses.

If you have any questions prior to filing a pre-effective amendment, please direct them to the undersigned at (202) 551-6961.

Sincerely yours,

John Grzeskiewicz
Senior Counsel